OPERATING AGREEMENT

This Operating Agreement (the "**Agreement**") of Franzese Wine LLC, a California limited liability company (the "**Company**"), is entered into as of July17, 2021 (the "**Effective Date**") by and among the Company and the Members. Unless otherwise noted, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in Article ARTICLE X.

ARTICLE I
Organizational Matters

Section 1.01   Name. The name of the Company is Franzese Wine LLC.

Section 1.02   Principal Office. The principal office of the Company is located at ██████ ███████████████████████████, or such other location as the Members may determine from time to time.

Section 1.03   Office and Agent for Service of Process. The office for service of process on the Company and the agent for service of process on the Company in the State of California shall be the office of the initial agent and the initial agent, respectively, named in the Articles of Organization or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Members may designate from time to time in the manner provided by RULLCA and Applicable Law.

Section 1.04   Purpose; Powers; Operating Agreement.

(a)   The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under RULLCA and to engage in any and all activities necessary or incidental thereto.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is organized, including the powers granted by RULLCA.

(c)   This Agreement shall constitute the "operating agreement" (as that term is used in RULLCA) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to RULLCA and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under RULLCA in the absence of such provision, this Agreement shall, to the extent permitted by RULLCA, control.

Section 1.05   Term. The term of the Company commenced on the date the Articles of Organization were filed with the Secretary of State of the State of California and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement or as provided by law.

ARTICLE II
Members

Section 2.01   Members.

The name, business, residence, or mailing address, email address, and facsimile number, if any, Capital Contributions, and Membership Interests of each Member are set out in the Members Schedule. The Members shall maintain and update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 2.02   Capital Contributions; Capital Accounts; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the **"Capital Contributions"**) set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company, unless agreed to in writing by the contributing Member. No Member shall be entitled to receive any interest on its Capital Contributions or Capital Account.

(b)   The Company shall establish and maintain for each Member a separate capital account (each, a **"Capital Account"**) on its books and records in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Capital Account shall be (i) credited by such Member's Capital Contributions to the Company and any profits allocated to such Member in accordance with Section Section 4.01 and (ii) debited by any distributions to such Member pursuant to Section Section 5.01(a) and any losses allocated to such Member in accordance with Section Section 4.01. For purposes of maintaining the Members' Capital Accounts, profits and losses shall be determined in accordance with Treasury Regulations Section 1.704-1(b). The Capital Accounts shall be adjusted by the Members upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the event of a Transfer of any Membership Interest in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Membership Interest.

(c)   No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement.

(d)   If any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted from time to time following compliance with the provisions of Section Section 2.03(b) and in connection with (i) the issuance of

Membership Interests by the Company, subject to compliance with this Agreement or (ii) a Transfer of Membership Interests, subject to compliance with the provisions of Article ARTICLE VI.

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Membership Interests or otherwise, this Agreement shall be amended and restated to reflect the admission of such Person, who shall be a party hereto. Upon the amendment of this Agreement and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Membership Interests, and, if such Person is a natural person who has a Spouse, an executed written undertaking substantially in the form of the Spousal Consent attached hereto as **Exhibit A** (a "**Spousal Consent**"), such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and, in the case of an issuance, thereupon shall be issued its Membership Interests. Additionally, (i) the Capital Accounts shall be adjusted as necessary in accordance with Section Section 2.02 and (ii) the Membership Interests of the Members and any Assignees shall be adjusted pro rata so that the total percentage of all Membership Interests equals 100%.

Section 2.04   Dissociation; Death.

(a)   No Member shall have the ability to dissociate or withdraw as a Member without the written consent of Members holding a majority of the Membership Interests excluding the vote of the dissociating Member, except as required by Applicable Law. As soon as any Member ceases to hold any Membership Interests, such Person shall no longer be a Member. Any Member who dissociates will continue to be liable for each debt, obligation, or other liability owed, as of the date of dissociation, to the Company or the other Members. Additionally, any Member who wrongfully dissociates shall be liable to the Company and the other Members for damages caused by the dissociation. A Member who dissociates must divest its entire Membership Interest before the effective date of dissociation in accordance with this Agreement and Applicable Law.

(b)   In the event of the death of a Member, the Company and its business shall be continued by the remaining Member or Members, subject to Section Section 9.01(d).

Section 2.05   Certification. The Company may, but shall not be required to, issue certificates to each Member evidencing the Membership Interests held by such Member.

Section 2.06   Meetings.

(a)   Meetings of the Members may be called by a Member or group of Members holding more than twenty-five percent (25%) of the Membership Interests.

(b)   Written notice stating the place, date, and time of the meeting, the means of electronic video screen communication or transmission, if any, and describing the general nature of the business to be conducted at the meeting, shall be delivered not fewer than ten (10) days and not more than sixty (60) days before the date of the meeting to each Member, by or at the direction of the Member(s) calling the meeting. The business to be conducted at such meeting shall be limited to the business described in the notice. The Members may hold meetings at the Company's principal office or at such other place, within or outside the State of California, as the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members (i) using conference telephone or electronic video screen communication, if all Persons participating in the meeting can talk to and hear each other or (ii) by Electronic Transmission by or to the Company if the Company (A) implements reasonable measures to provide Members, in person or by proxy, a reasonable opportunity to participate and vote, including an opportunity to read or hear the meeting's proceedings substantially concurrently with the proceedings and (B) maintains a record of votes or other action taken by the Members. Participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member must vote in person and is not permitted to vote by prox.

(e)   Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   A quorum of any meeting of the Members shall require the presence in person of the Members holding a majority of the Membership Interests. Subject to Section Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Subject to any other provision of this Agreement or RULLCA requiring the vote, consent, or approval of a different percentage of the Membership Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Membership Interests.

Section 2.07   Action Without Meeting.

(a)   Notwithstanding the provisions of Section Section 2.06, any matter that is to be voted on, consented to, or approved by the Members may be taken without a meeting, without prior notice, and without a vote if a written consent is signed and delivered (including by Electronic Transmission) to the Company within thirty (30) days of the record date for that action by a Member or the Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action was present and voted on the matter. The Company shall maintain a record of each such action taken by written consent of a Member or the Members.

Section 2.08   Other Activities. Any Member may engage in or possess an interest in other business ventures of any nature or description, independently or with others, whether presently existing or hereafter created, except for a business in competition with the operations of the Company pursuant to Section 2.09. Neither the Company nor any other Member shall have any rights in or to such independent ventures or the income or profits derived therefrom as a result of being a Member in the Company.

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Section 2.09   Non-Compete. Each Member agrees that while a Member of the Company, and for twelve (12) months after a Transfer of their Membership Interest a Member will not (a) render services or give advice to, or affiliate with (as employee, partner, consultant, or otherwise), or (b) directly or indirectly through one or more of any of their respective Affiliates, own, manage, operate, control or participate in the ownership, management, operation, or control of, any business that competes with the Company.


ARTICLE III
Management


Section 3.01   Management of the Company. Subject to the provisions of Section Section 3.02 and except as otherwise provided by RULLCA or this Agreement, the business, property, activities, and affairs of the Company shall be managed by the Members. The actions of each Members taken in accordance with the provisions of this Agreement and RULLCA shall bind the Company.

Section 3.02   Approval of Members. Without the written approval of all Members, the Company shall not, and shall not enter into any commitment to:

(a)   amend, modify, or waive any provisions of this Agreement; *provided*, that (i) an amendment to the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Membership Interests in accordance with this Agreement shall not require approval under this Section Section 3.02(a) and (ii) any Member may amend the Members Schedule to accurately reflect changes resulting from such new issuance, redemption, repurchase, or Transfer.

(b)   issue additional Membership Interests, Equity Securities or other securities or, except in connection with a Transfer of Membership Interests that complies with the applicable provisions of Article ARTICLE VI and Section Section 2.03(b), admit additional Members to the Company.

(c)   incur any indebtedness, pledge or grant Liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person in excess of $1,000 in a single transaction or series of related transactions, or in excess of $2,500 in the aggregate at any time outstanding.

(d)   make any loan or advance to, or a Capital Contribution or investment in, any Person in excess of $1,000.

(e)   enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, acquisition of stock, or acquisition of assets) by the Company of any assets or equity interests of any Person, other than in the ordinary course of business consistent with past practice, subject to the additional requirements of Section Section 3.02(j)(iii) and Section 3.02(j)(iv).

(f)   enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of [all or substantially all of the Company's assets or

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equity interests/any assets or equity interests, other than sales of inventory in the ordinary course of business consistent with past practice/any assets or equity interests, together or alone, with a value in excess of $1,000, subject to the additional requirements of Section Section 3.02(j)(ii)].

(g)   settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company.

(h)   settle or release the obligation of a Member or a Member's legal representative or successor to (i) make a Capital Contribution (or otherwise pay cash or transfer property) to the Company or (ii) return to the Company cash or property paid or distributed to such Member in violation of RULLCA or this Agreement.

(i)   do any act outside the ordinary course of the Company's activities or that would make it impossible for the Company to carry out its ordinary business.

(j)   Notwithstanding the foregoing:

(i)   Without the written approval of all Members the Company shall not, and shall not enter into any commitment to amend, modify, or waive any provision of the Articles of Organization.

(ii)   Without the written approval of Members holding all of the voting Membership Interests, the Members may not dissolve the Company, except as provided under RULLCA.

(iii)   Without the written approval of all Members of an agreement of merger, the Company may not merge, provided that any merger in which the Members become personally liable for any obligations of a constituent party as a result of such merger requires the consent of all of the Members to the agreement of merger, unless the agreement of merger provides that all Members shall have the dissenters' rights prescribed by Article 11 of RULLCA.

(iv)   Without the written approval of all Members/ of a plan of conversion, the Company may not enter into a plan of conversion or otherwise convert into a different form of business entity, provided further that any conversion in which the Members become personally liable for any obligations of a constituent party as a result of such conversion requires the consent of all of the Members to the plan of conversion, unless the plan of conversion provides that all Members shall have the dissenters' rights prescribed by Article 11 of RULLCA.

Section 3.03   Deadlock. If after two consecutive meetings the Members are unable reach agreement as to any of the issues in Section 3.02, the deadlock shall be mediated (the "**Mediation**") within 15 days from the date a written request for mediation is made by any Member. The Mediation shall take place in Sacramento. The Mediation shall be conducted before a single mediator to be agreed upon by the Members. If the Members cannot agree on the mediator, each Member shall select a mediator and such mediators shall together unanimously select a neutral mediator who will conduct the mediation. Each Member shall bear the fees and expenses of its mediator and all the Members shall equally bear the fees and expenses of the final mediator. The decision of the mediator shall be final and binding on the Members.

Section 3.04   Officers. The Members may appoint one or more individuals as officers of the Company (the "**Officers**") as the Members deem necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Members deem advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until a successor is designated by the Members or until their earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Company. Any Officer may be removed by the Members at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Members.


ARTICLE IV
Allocations


Section 4.01   Allocation of Profits and Losses.

(a)   The Company's profits and losses for each Fiscal Year will be allocated among the Members pro rata in accordance with their Membership Interests.

(b)   Notwithstanding any other provision of this Agreement, "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Membership Interests.

(c)   This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d)   All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this Section Section 4.01, except as may otherwise be provided herein or under the Code.


ARTICLE V
Distributions


Section 5.01   Distributions.

(a)   Distributions of available cash shall be made first to repay in full the Capital Contributions of the Members.


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(b)   After the Capital Contributions of the Members are repaid in full, distributions of available cash shall be made to the Members at the times and in the aggregate amounts determined by the Members holding at least sixty percent (60%) of the Membership Interests. Such distributions shall be paid to the Members pro rata in accordance with their respective Membership Interests.

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 17704.05 of RULLCA or other Applicable Law.

ARTICLE VI
Transfers and Purchases of Membership Interests

Section 6.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section Section 6.02 or in accordance with the procedures set forth in Section Section 6.03, no Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of Members holding at least sixty percent (60%) of the Membership Interests (excluding the Membership Interest held by the Transferring Member and, if the Transfer is between Members, also excluding the Membership Interest held by the Transferee Member).

(b)   Notwithstanding any other provision of this Agreement (including Section Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of a Membership Interest, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under RULLCA;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

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(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Membership Interest (in full or in part) in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section Section 9.01(d), no Transfer (including a Permitted Transfer) of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section Section 2.03(b) hereof.

(e)   Except as provided in Section Section 9.01(d), for the avoidance of doubt, any completed Transfer of a Membership Interest permitted or authorized by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Permitted Transfers. The provisions of Section Section 6.01(a) and Section Section 6.03 shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to an Affiliate of such Member (each, a **"Permitted Transferee"** and any such Transfer to a Permitted Transferee, a **"Permitted Transfer"**).

Section 6.03   Right of First Refusal.

(a)   Each Member shall have a right of first refusal if any other Member (the **"Offering Member"**) receives and desires to accept an offer from an Independent Third Party to purchase all or any portion of the Offering Member's Membership Interest (the **"Offered Interest"**).

(b)   Within five (5) days of receipt of the offer from the Independent Third Party, the Offering Member shall give written notice to all other Members of the third party offer, which notice shall include (i) the amount of the Offered Interest to be sold; (ii) the name of the Independent Third Party; (iii) the purchase price, which for the avoidance of doubt shall be in cash; (iv) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the Offering Member's notice; and (v) any other material terms of the Transfer.

(c)   Upon receipt of the Offering Member's notice, each Member will have ten (10) days to give written notice to the Offering Member that the other Member elects to purchase all (but not less than all) of the Offered Interest upon the terms and conditions of the third-party offer. If more than one other Member gives notice electing to purchase the Offered Interest, each of the purchasing Members shall purchase its pro rata share (based on that Member's Membership Interest in the Company) of the Offered Interest.

(d)   If no other Member delivers notice as required by Section Section 6.03(c) electing to purchase the Offered Interest, then the Offering Member may, during the 60 day period immediately following the expiration of the period described in Section Section 6.03(c), Transfer the Offered Interest to the Independent Third Party upon the terms and conditions of the third party offer.

Section 6.04   Purchase by Member Upon Termination of Marital Relationship.

(a)   If the Marital Relationship of a Member is terminated by the death of the Member's Spouse or by Divorce, and the Member does not succeed to all of the Spouse's interest in the Membership Interest held by the Member at such time (the "**Spouse's Interest**," regardless of whether the interest is characterized as community, quasi-community, marital, nonmarital, or separate property, or as property held as joint tenants or tenants in common), then the Spouse, the Spouse's estate, or, except as set forth in Section Section 6.04(b), the trustee of any trust to which the Spouse's Interest passes, as the case may be, shall sell to the Member, and the Member shall purchase, the Spouse's Interest for the Purchase Price. The buyer and seller shall use their best efforts to mutually agree in good faith on the Purchase Price.

(b)   Any Membership Interest held by a Member as a trustee of a trust as a result of the death of the Member's Spouse or the Member's Divorce from the Spouse shall be treated as owned by the Member for purposes of this Agreement; provided, that in the event the Member is no longer trustee of such trust, the Membership Interest held in the trust shall be subject to Section Section 6.04(a).

Section 6.05   Death of Member.

(a)   Upon the death of a Member, each surviving Member will have thirty (30) days to give written notice to the executors, administrators, trustees, beneficiaries, surviving Spouse, or other legal representatives of the deceased Member that the Member elects to purchase all (but not less than all) of the Membership Interest owned by the deceased Member at the time of their death (the "**Deceased Member's Interest**") for the Purchase Price. If more than one surviving Member gives notice electing to purchase the Deceased Member's Interest, each of the purchasing Members shall purchase its pro rata share (based on that Member's Membership Interest in the Company) of the Deceased Member's Interest.

(b)   If no surviving Member delivers notice as required by Section Section 6.05(a) electing to purchase the Deceased Member's Interest, then the Company shall purchase the Deceased Member's Interest for the Purchase Price, and the Membership Interests of the surviving Members and any Assignees shall be adjusted pro rata so that the total percentage of all Membership Interests equals 100%.

(c)   Except with respect to the death of the last remaining Member, in which case such event shall be subject to Sections Section 2.04(b) and Section Section 9.01(d), the executors, administrators, trustees, beneficiaries, surviving Spouse, or other legal representatives of the deceased Member shall sell the Deceased Member's Interest for the Purchase Price in accordance with the procedures set forth in this Section Section 6.05.

(d)   For any sale and purchase pursuant to this Section Section 6.05, the purchaser(s) and seller shall use their best efforts to mutually agree in good faith on the Purchase Price.

(e)   Until such time that the Deceased Member's Interest is purchased as provided in this Section Section 6.05, and except as provided in Sections Section 2.04(b) and Section Section 9.01(d), the executor, administrator, trustee, surviving Spouse, or other legal representative of the deceased Member shall be an Assignee of the Deceased Member's Interest.

ARTICLE VII
Exculpation and Indemnification

Section 7.01   No Personal Liability: Members.

(a)   Except as otherwise provided by RULLCA, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Member, exercising management powers or responsibilities, or acting as an agent of the Company.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under RULLCA (after waiving all RULLCA restrictions on indemnification, other than those which cannot be eliminated thereunder), as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than RULLCA permitted the Company to provide before such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, or any of their respective direct or indirect subsidiaries in connection with the business of the Company; or

(ii)   such Covered Person being or acting in connection with the business of the Company as a member, shareholder, partner, Affiliate, manager, director, officer, employee, agent, or representative of the Company, any Member, or any of their respective Affiliates, or such Covered Person serving or having served at the request of the Company as a member, manager, director, officer, employee, agent, or representative of any Person including the Company;

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provided, that such Loss did not arise from (A) the Covered Person's conduct involving bad faith, willful or intentional misconduct, or a knowing violation of law, (B) a transaction from which such Covered Person derived an improper personal benefit, (C) a circumstance under which the liability provisions for improper distributions of Section 17704.06 of RULLCA are applicable, or (D) a breach of such Covered Person's duties or obligations under Section 17704.09 of RULLCA (taking into account any restriction, expansion, or elimination of such duties and obligations provided for in this Agreement).

(b) The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section Section 7.02; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section Section 7.02, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) The provisions of this Article ARTICLE VII shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE VIII
Accounting and Tax Matters

Section 8.01 Inspection Rights. Upon reasonable notice from a Member or Permitted Transferee, the Company shall afford the Member or Permitted Transferee and its respective representatives access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member or Permitted Transferee and its respective representatives to examine such documents and make copies thereof, in each case to the extent such information is for a purpose reasonably related to the Member's or Permitted Transferee's interest as a Member or Permitted Transferee.

Section 8.02 Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a partnership for federal, state, and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 Tax Matters Representative.

(a) The Members hereby appoint Samvel Hakobyan as the "partnership representative" as provided in Code Section 6223(a) (the **"Tax Matters Representative"**). The Tax Matters Representative can be removed at any time by a vote of Members holding a majority of the Membership Interests, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, Members holding a majority of the Membership Interests shall select a replacement Tax Matters Representative.

(b) The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Tax Matters Representative shall promptly notify the Members in writing of the commencement of any audit of the Company, upon receipt of a tax assessment, and upon the receipt of a notice of final partnership adjustment, and shall keep the Members reasonably informed of the status of any tax audit and resulting administrative and judicial proceedings. Without the consent of Members holding a majority of the Membership Interests, the Tax Matters Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss, or deduction of the Company with any federal, state, local, or foreign taxing authority.

(c)   Unless otherwise approved by the Members, the Tax Matters Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code (the "**Revised Partnership Audit Rules**") to the extent permitted by applicable law and regulations. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative shall cause the Company to elect the alternative procedure under Code Section 6226 and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   The Tax Matters Representative will make an election under Code Section 754 if requested in writing by Members holding a majority of the outstanding Membership Interests.

(e)   The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Company, the Members will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Company will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

ARTICLE IX
Dissolution and Liquidation

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by Members holding at least sixty percent (60%) of the voting Membership Interests.

(b)   At the election of the non-defaulting Member(s), in that Member's sole discretion, if a Member breaches any material covenant, duty, or obligation under this Agreement, which breach remains uncured for thirty (30) days after written notice of such breach was received by the defaulting Member.

(c)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company.

(d)   The passage of 90 consecutive days during which the Company has no Members; provided that upon the death of a natural person who is the sole Member of the Company, the status of the Member, including a Membership Interest, may pass to one or more heirs, successors, and assigns of the Member by will or applicable law. An heir, successor, or assign of the Member's Membership Interest becomes a substituted Member pursuant to Section 17704.01(c)(4) of RULLCA, subject to administration as provided by applicable law, without the permission or consent of the heirs, successors, or assigns or those administering the estate of the deceased Member.

(e)   The entry of a decree of judicial dissolution under Section 17707.03 of RULLCA.

Section 9.02 Winding Up and Liquidation.

(a)   Upon dissolution, the Company shall immediately commence to wind up its affairs in accordance with RULLCA and the provisions of this Article.

(b)   The Members (or, if there are no Members, the person or a majority of the persons signing the Articles of Organization) shall wind up the Company's affairs (the **"Liquidators"**), unless the dissolution occurs pursuant to Section 17707.03 of RULLCA. The Liquidators shall have full power and authority to sell, assign, and encumber any or all of the Company's assets (including the discretion to defer the liquidation of any asset if the immediate sale of the asset would be impractical or cause undue loss to the Members) and to wind up and liquidate the affairs of the Company in an orderly and business-like manner in accordance with RULLCA.

(c)   The Liquidators shall give written notice of the commencement of winding up by mail to all known creditors of the Company and claimants against the Company whose addresses appear on the records of the Company.

Section 9.03   Distribution of Assets. The Liquidators shall liquidate the assets of the Company and distribute the proceeds in the following order of priority, unless otherwise required by mandatory provisions of RULLCA or other Applicable Law:

(a)   First, to the payment of the Company's known debts and liabilities to its creditors (including Members, if applicable);

(b)   Second, to the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(c)   Third, to the establishment of, and additions to, reserves that are determined by the Liquidators to be reasonably necessary for any contingent unknown liabilities or obligations of the Company; and

(d)   Fourth, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company in which the liquidation occurs.

Section 9.04   Required Filings. Upon the occurrence of an event described in Section Section 9.01 and upon completion of the distribution of assets as provided in Section Section 9.03, respectively, the Liquidators shall make all necessary filings required by RULLCA, including any required certificate of dissolution or certificate of cancellation.

ARTICLE X
Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01, and when not otherwise defined shall have the meanings set out in RULLCA:

"Affiliates" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, **"control"** when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms **"controlling"** and **"controlled"** shall have correlative meanings.

"Agreement" has the meaning set forth in the Preamble.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority;

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and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Articles of Organization**" means the articles of organization of the Company, as they may be amended or restated from time to time.

"**Assignee**" means a Person who receives a Transfer of (or otherwise owns) all or part of a Membership Interest, but who has not been admitted to the Company as a Member (or has ceased to be a Member of the Company), and who is subject to Section 17705.02 of RULLCA, with no right to: (a) vote; (b) otherwise participate in the management or conduct of the activities of the Company; or (c) exercise any other Member rights. The Membership Interest of an Assignee shall not be considered in the voting requirements of the Company.

"**Capital Account**" has the meaning set forth in Section Section 2.02(b).

"**Capital Contributions**" has the meaning set forth in Section Section 2.02(a).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Covered Person**" means (i) each Member; (ii) each Officerof the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member, and each of their respective Affiliates.

"**Deceased Member's Interest**" has the meaning set forth in Section Section 6.05(a).

"**Divorce**" means any legal proceeding to terminate, dissolve, or separate the Marital Relationship of a Member, and includes an action for annulment, legal separation, or similar proceeding that involves a judicial division of joint, community, or marital property of the Member and the Member's Spouse.

"**Effective Date**" has the meaning set forth in the Preamble.

"**Electronic Transmission**" means (a) facsimile telecommunication; (b) email; (c) posting on an electronic message board or network that the Company has designated for communications (together with a separate notice to the recipient of the posting when the transmission is given by the Company); or (d) other means of electronic communication where the recipient has consented to the use of the means of transmission (or, if the transmission is to the Company, the Company has placed in effect reasonable measures to verify that the sender is the Member purporting to send the transmission) and the communication creates a record that is capable of retention, retrieval, and review and may be rendered into clearly legible tangible form.

"**Equity Securities**" means any and all Membership Interests of the Company and any securities of the Company convertible into, exchangeable or exercisable for, such Membership Interests, including, without limitation, any warrants or other rights to acquire such Membership Interests.

"**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Independent Third Party**" means, with respect to any Member, any Person who is not a Permitted Transferee of such Member.

"**Initial Member**" means each Person identified on the Members Schedule as of the Effective Date as a Member and who has executed this Agreement or a counterpart thereof.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Liquidators**" has the meaning set forth in Section Section 9.02(b).

"**Losses**" has the meaning set forth in Section Section 7.02(a).

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Members**" means each Initial Member and each Person who is admitted as a Member of the Company after the Effective Date in accordance with the terms of this Agreement and RULLCA, but does not include any Person who ceases to be a Member. The Members shall constitute "members" (as that term is defined in RULLCA) of the Company.

"**Members Schedule**" means Schedule I attached hereto.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's rights to (a) receive that Member's distributive share of Company assets and items of Company income, gain, loss, and deduction; (b) vote on, consent to, or participate in any Member decisions as provided in this Agreement and RULLCA; and (c) receive any and all other benefits due to a Member under this Agreement and RULLCA; provided, that in the case of an Assignee, "Membership Interest" means an interest in the Company with the sole right to receive a distributive share of Company assets and items of Company income, gain, loss, and deduction, and no voting or management rights. The Membership Interest of each Member will be stated as a percentage interest and shall be as set out in the Members Schedule. The Membership Interests of all Members (and any Assignees) shall equal 100%. For voting, approval, and consent purposes, "Membership Interest" shall mean a Member's membership interest in the current profits of the Company.

"**Offered Interest**" has the meaning set forth in Section Section 6.03(a).

"**Offering Member**" has the meaning set forth in Section Section 6.03(a).

17

"**Officers**" has the meaning set forth in Section Section 3.03.

"**Permitted Transfer**" has the meaning set forth in Section Section 6.02.

"**Permitted Transferee**" has the meaning set forth in Section Section 6.02.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Purchase Price**" means the cash price that a willing buyer having all relevant knowledge would pay a willing seller in an arm's length transaction.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section Section 8.03(c).

"**RULLCA**" means the California Revised Uniform Limited Liability Company Act and any successor statute, as it may be amended from time to time.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Spousal Consent**" has the meaning set forth in Section Section 2.03(b).

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Member.

"**Spouse's Interest**" has the meaning set forth in Section Section 6.04(a).

"**Tax Matters Representative**" has the meaning set forth in Section Section 8.03(a).

"**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests or any interest (including a beneficial interest or "transferable interest" as defined under RULLCA) therein. "**Transfer**" when used as a noun, and "**Transferred**" when used to refer to the past tense, shall have correlative meanings.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

ARTICLE XI
Miscellaneous

Section 11.01 Governing Law. All issues and questions arising out of or concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of California, in each case located in the City of Sacramento and County of Sacramento. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 11.04 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.04):

If to the Company:	8825 Wentworth Way, Roseville, CA 95747 Attention: Samvel Hakobyen
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.05 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Membership Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.07 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns.

Section 11.08 Amendment. Except as otherwise provided by this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the number of Members required by Section Section 3.02 hereof. Any such written amendment or modification will be binding upon the Company and each Member.

Section 11.09 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 11.11 Entire Agreement. This Agreement, together with the Articles of Organization and all related exhibits and schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, records, representations, and warranties, both written and oral, whether express or implied, with respect to such subject matter.

Section 11.12 No Third-Party Beneficiaries. Except as provided in Article ARTICLE VII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.13 Spousal Consent. Each Member who has a Spouse on the date of this Agreement shall cause such Member's Spouse to execute and deliver to the Company a Spousal Consent, pursuant to which the Spouse acknowledges that they have read and understood the Agreement and agree to be bound by its terms and conditions. If any Member should marry or engage in a Marital Relationship following the date of this Agreement, such Member shall cause their Spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY

Franzese Wine LLC, a California limited liability company

DocuSigned by:

86E425D633AF44C...

Samvel Hakobyan, Member

MEMBERS

DocuSigned by:

86E425D633AF44C...

Samvel Hakobyan, Member

DocuSigned by:

4E0B6E1FF135490...

John Franzese, Member

SCHEDULE I

MEMBERS SCHEDULE

Member	Address	Capital Contribution	Membership Interest
Samvel Hakobyan	▨	$100,000	55%
John Franzese	▨	$0	45%

EXHIBIT A

FORM OF SPOUSAL CONSENT